
07002758

SECURITIES AND EXCHANGE COMMISSION


PROCESSING
RECEIVED
SEC MAIL
FEB 2 8 2007
SECTION
213
WASH., D.C.

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 46646

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Windham Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3078 Hawkins Road
(No. and Street)

Ferrisburgh	Vermont	05456
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul David Mendelsohn 802-877-6589
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Fisk Reed & Love PC
(Name – *if individual, state last, first, middle name*)

115 Elm street	Bennington	Vermont	05201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 0 7 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, PAUL DAVID MENDELSOHN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WINDHAM FINANCIAL SERVICES, INC, as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WINDHAM FINANCIAL SERVICES, INC.

Financial Statements and Schedules

December 31, 2006 and 2005

(With Independent Auditors' Report Thereon)

FISK REED & LOVE
CERTIFIED PUBLIC ACCOUNTANTS, P.C.

Table of Contents


FISK REED & LOVE
CERTIFIED PUBLIC ACCOUNTANTS, P.C.

Independent Auditors' Report

Board of Directors
Windham Financial Services, Inc.

We have audited the accompanying statements of financial condition of Windham Financial Services, Inc. as of December 31, 2006 and 2005, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Windham Financial Services, Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I through III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Fisk Reed & Love, P.C.

February 9, 2007

Vt. Reg. #357

115 Elm Street • P.O. Box 319 • Bennington, Vermont 05201-0319
(802) 442-5552 • (800) 894-5511
Facsimile: (802) 442-7314 • e-mail: mail@frlcpa.com
www.frlcpa.com

WINDHAM FINANCIAL SERVICES, INC.
Statements of Financial Condition

	December 31, 2006	December 31, 2005
Assets		
Cash	$ **152,829**	245,427
Commissions receivable	**72,971**	72,297
Prepaid expenses	**9,050**	9,011
Total current assets	**234,850**	326,735
Furniture, equipment and leasehold improvements, net	**8,608**	73,095
Total assets	$ **243,458**	399,830
Liabilities and Stockholder's Equity		
Accounts payable	$ **20,671**	22,689
Accrued expenses	**8,447**	7,763
Total current liabilities	**29,118**	30,452
Commitments (note 6)		
Stockholder's Equity:		
Common stock, no par value: 1,000 shares authorized;100 shares issued and outstanding	**100**	100
Additional paid-in capital	**124,040**	124,040
Retained earnings	**90,200**	245,238
Total stockholder's equity	**214,340**	369,378
Total liabilities and stockholder's equity	$ **243,458**	399,830

See accompanying notes to financial statements.

WINDHAM FINANCIAL SERVICES, INC.
Statements of Income

		Year Ended December 31,	
		2006	2005
Revenues:			
Commissions	$	**624,342**	572,179
Interest earned		**9,381**	7,251
Management fees		**90,828**	93,112
Net gain (loss) on investments		**(3,358)**	2,180
		721,193	674,722
Expenses:			
Commissions and brokerage		**103,384**	95,441
Depreciation and amortization		**3,339**	5,470
Employee compensation and benefits		**465,238**	397,264
Occupancy and equipment rental		**47,596**	32,367
Other operating expenses		**44,902**	43,393
Loss on abandonment of leasehold		**64,272**	-
		728,731	573,935
Net income (loss)	$	**(7,538)**	100,787

See accompanying notes to financial statements.

WINDHAM FINANCIAL SERVICES, INC.
Statements of Changes in Stockholder's Equity

	Common Stock		Additional		Total
	Number of Shares	Amount	Paid-in Capital	Retained Earnings	Stock-holder's Equity
Balances January 1, 2005	100	100	124,040	179,451	303,591
Net income	-	-	-	100,787	100,787
Distributions to shareholder	-	-	-	(35,000)	(35,000)
Balances December 31, 2005	100	100	124,040	245,238	369,378
Net loss	-	-	-	(7,538)	(7,538)
Distributions to shareholder	-	-	-	(147,500)	(147,500)
Balances December 31, 2006	100	$ 100	124,040	90,200	214,340

See accompanying notes to financial statements.

WINDHAM FINANCIAL SERVICES, INC.
Statements of Cash Flows

		Year Ended December 31,	
		2006	2005
Cash flows form operating activities:			
Net income (loss)	$	**(7,538)**	100,787
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization		**3,339**	5,470
Loss on abandonment of leasehold improvements		**64,272**	-
(Increase) decrease in operating assets:			
Commissions receivable		**(674)**	1,640
Prepaid expenses		**(39)**	(225)
Increase (decrease) in operating liabilities:			
Accounts payable		**(2,018)**	7,943
Accrued liabilities		**684**	5,401
Total adjustments		**65,564**	20,229
Net cash provided by operating activities		**58,026**	121,016
Cash flows from investing activities:			
Purchases of equipment		**(3,124)**	-
Net cash used in investing activities		**(3,124)**	-
Cash flows from financing activities:			
Distributions to shareholder		**(147,500)**	(35,000)
Net cash used in financing activities		**(147,500)**	(35,000)
Net increase in cash		**(92,598)**	86,016
Cash, beginning of year		**245,427**	159,411
Cash, end of year	$	**152,829**	245,427

See accompanying notes to financial statements.

WINDHAM FINANCIAL SERVICES, INC.

Notes to Financial Statements

(1) *Description of Business Activity and Summary of Significant Accounting Policies*

(a) *Business Activity*

Windham Financial Services, Inc. (the "Company") was incorporated on September 21, 1983 for the purpose of developing certain computerized market trading programs and acting as a Commodity Trading Advisor (CTA).

On December 30, 1988, the Company received an order granting registration pursuant to section 203 of the Investment Advisors Act of 1940 from the Securities and Exchange Commission as a Registered Investment Advisor (RIA).

In January 1994, as an extension to its advisory services, the Company became a member in the National Association of Securities Dealers (NASD). The Company is a member of NASD, Securities Investors Protection Corporation (SIPC), and the Municipal Securities Rulemaking Board (MSRB). The Company is also registered with the Securities and Exchange Commission (SEC) as a securities broker dealer. The Company is also registered and licensed with state regulatory agencies in jurisdictions where transactions occur.

The Company provides services to customers throughout the United States.

(b) *Customer Accounts*

The Company has registered as a Fully Disclosed Introducing Broker/Dealer that does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to customers and does not carry accounts of or for customers. As such, the Company is exempt from the requirements of SEC Customer Protection Rule 15c3-3 and Rule 15c3-2 dealing with customers' notification of free credit balances.

All customer accounts are maintained by an independent clearing broker dealer who is responsible for all customer account record keeping under SEC Rules 15c3-2 and 15c3-3. Customers' securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Securities transactions of the Company are recorded on a trade date basis. Investment banking revenue is recorded as income in the period earned.

(c) *Use of Estimates in the Preparation of Financial Statements*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(continued)

(1) Description of Business Activity and Summary of Significant Accounting Policies (continued)

(d) Cash

Cash consists of checking and savings accounts with financial institutions as well as investment cash balances maintained with a clearing broker.

(e) Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are carried at cost. Depreciation of furniture and equipment is provided on a straight-line basis using estimated lives of five to seven years. Leasehold improvements are amortized on a straight-line basis over an estimated economic life of thirty-nine years. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to income as incurred; significant renewals and betterments are capitalized. Deduction is made for retirements resulting from renewals and betterments.

(f) Organization Costs

Organization costs represent professional and registration fees associated with the commencement of broker-dealer activities by the Company and are being amortized over five years.

(g) Advertising

The Company expenses advertising costs the first time the advertising takes place.

(2) Commissions Receivable

Commissions receivable consist of commissions earned and due from the clearing broker, investment companies, life insurance companies, variable annuity distributors and clients of separately managed accounts.

(3) Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements consist of the following:

		2006	2005
Furniture and equipment	$	**38,595**	35,473
Leasehold improvements		**-**	70,649
		38,595	106,122
Less accumulated depreciation and amortization		**(29,987)**	(33,027)
	$	**8,608**	73,095

WINDHAM FINANCIAL SERVICES, INC.

Notes to Financial Statements

(4) *Income Taxes*

The Company's stockholder has elected S-Corporation status under provisions of the Internal Revenue Code. Income from corporations classified as S-Corporations is generally taxed at the shareholder level and, accordingly, the Company has not accrued any Federal or State income tax liability.

(5) *Retirement Plan Contributions*

The Company created a 401(k) plan for its employees in 2003. Retirement plan contributions were $49,000 and $46,000 for the year ended December 31, 2006 and 2005, respectively.

(6) *Commitments*

The Company leased its office space in Charlotte, Vermont from its stockholder under an agreement requiring monthly payments of $950 through April 2006. From May through December the Company leased the Charlotte office space from a member of the stockholder's family. Rent expense amounted to $24,300 and $11,400 for the years ended December 31, 2006 and 2005, respectively.

The Charlotte office was vacated at the end of 2006 and, accordingly, the accompanying financial statements reflect a loss on abandonment of leasehold improvements of $64,272. As of January 1, 2007 the Company is operating from offices within the stockholder's residence without obligation for rent.

(7) *Liabilities Subordinated to Claims of General Creditors*

At December 31, 2006 and 2005 the Company had no liabilities subordinated to claims of general creditors.

(8) *Net Capital Requirements*

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $139,337, which was $134,337 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.209 to 1.

Net capital reflects an immaterial difference from the amount reported in the Company's unaudited FOCUS report as a result of an audit adjustment to accounts payable of $212.

WINDHAM FINANCIAL SERVICES, INC.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2006

Net capital:		
Total stockholder's equity		$ 214,340
Less:		
Non-allowable assets:		
Prepaid expenses	$ 9,050	
Equipment and leasehold improvements	8,608	
Non-allowable receivables	49,783	
NASD CRD account	121	(67,562)
Other deductions:		
Excess blanket bond deductible		(5,000)
Net capital		$ 141,778
15c3-1(f) Haircut (CD-5%)		(2,441)
Adjusted net capital		$ 139,337
Aggregate indebtedness:		
Current liabilities		$ 29,118
Required net capital		$ 5,000
Excess net capital		$ 134,337
Ratio: Aggregate indebtedness to net capital		0.209 to 1

Schedule II

WINDHAM FINANCIAL SERVICES, INC.
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2006

The Company is not subject to the requirements of SEC Rule 15c3-3.

WINDHAM FINANCIAL SERVICES, INC.
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2006

The Company is not subject to the requirements of SEC Rule 15c3-3.


FISK REED & LOVE
CERTIFIED PUBLIC ACCOUNTANTS, P.C.

Independent Auditors' Report on Internal Control Structure Required by Securities and Exchange Commission Rule 17a-5

Board of Directors
Windham Financial Services, Inc.

In planning and performing our audits of the financial statements and supplemental schedules of Windham Financial Services, Inc. (the Company), for the years ended December 31, 2006 and 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

115 Elm Street • P.O. Box 319 • Bennington, Vermont 05201-0319
(802) 442-5552 • (800) 894-5511
Facsimile: (802) 442-7314 • e-mail: mail@frlcpa.com
www.frlcpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 and 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Fisk Reed & Love, P.C.

February 9, 2007

Vt. Reg. #357

END